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Aron Izower Direct Phone: +1 212 549 0393 Email: aizower@reedsmith.com

October 2, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Loan Lauren Nguyen

Re:                             SFX Entertainment, Inc.

Amendment No. 7 to Registration Statement on Form S-1
Filed October 2, 2013
File No. 333-189564

Dear Ms. Nguyen:

On behalf of our client, SFX Entertainment, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated October 1, 2013 (the “Comment Letter”), relating to the Company’s sixth amendment (such amendment, “Amendment No. 6”) to the Registration Statement (the “Registration Statement”) on Form S-1 filed on October 1, 2013.  The Registration Statement was first publicly filed on June 25, 2013, as amended on July 18, 2013, August 12, 2013, August 30, 2013, September 18, 2013, September 25, 2013, and October 1, 2013, and had initially been submitted confidentially to the Commission on November 13, 2012, as amended on April 25, 2013.  This letter accompanies the seventh amendment to the Registration Statement publicly filed with the Commission on October 2, 2013 (such amendment, “Amendment No. 7”).  For the Staff’s reference, we have included both a clean copy of Amendment No. 7 and a copy marked to show all changes from Amendment No. 6.

Set forth below in bold are comments from the Comment Letter.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter.  Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in Amendment No. 7 in response to the Staff’s comment.  All page references in the responses set forth below refer to page numbers in Amendment No. 7.  Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 7.

Dilution, page 53

1. We note your response to our prior comment 6; however, it appears that the amount representing total consideration paid by existing shareholders is still incorrect as it includes amounts related to noncash compensation expense and the issuance of warrants which do not represent consideration paid by existing shareholders. Please revise your presentation accordingly.

The Company acknowledges the Staff’s comment and has revised the amount representing total consideration paid by existing shareholders on page 54 of the Registration Statement to remove amounts related to noncash compensation expense and the issuance of warrants.

If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 549-0393.

Sincerely,

/s/ ARON IZOWER

Aron Izower

Reed Smith LLP

Attachments

cc:                                Howard J. Tytel, SFX Entertainment, Inc.